SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 26, 2003



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                   ----------------------------------------
                              Piso 20, Las Condes
                   ----------------------------------------
                                   Santiago
                   ----------------------------------------
                                     Chile
                   ----------------------------------------
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F
                                    --           --




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                            Yes     No  X
                                               ---     ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. A free English translation of the material event filed with the Chilean Superintendencia de Valores y Seguros on June 24, 2003.

                                MATERIAL EVENT



CORPORATE NAME                 :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY            :       00124

TAXPAYER I.D.                  :       91.144.000-8

----------------------------------------------------------------------

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:


INTERIM DIVIDEND NO. 137

As authorized by the Regular Shareholders Meeting held April 15th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 137:

a) $4.80 (four pesos and eighty cents) per Series A share; and

b) $5.28 (five pesos and twenty-eight cents) per Series B share.

This dividend will be paid on account of income from the 2003 fiscal year and will be available to shareholders beginning July 29, 2003. The Shareholders Registry will close on July 23, 2003 for payment of this dividend.



Santiago, June 24, 2003


Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                  EMBOTELLADORA ANDINA S.A.


                                  By: /s/ Osvaldo Garay
                                      ------------------------
                                      Osvaldo Garay
                                      Chief Financial Officer


Dated:  June 26, 2003